SEC Mail Processing Section

FEB 27 2015

Washington DC 403

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

15048187

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69241

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 03/18/2014 AND ENDING 12/31/2014
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DV Financial Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

22 East Jackson Street
(No. and Street)

Phoenix (City) AZ (State) 85004 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
James D. Howard, Jr. 602 759 5301
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CohnReznick, LLP
(Name – *if individual, state last, first, middle name*)

7501 Wisconsin Avenue, Suite 400E (Address) Bethesda (City) Maryland (State) 20814 (Zip Code)

CHECK ONE:

☐ Certified Public Accountant
X Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James D. Howard, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DV Financial Services, LLC, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

YDENICES PINO
Notary Public - Arizona
Maricopa County
My Comm Expires Jun 12, 2018

Signature

Chief Executive Officer
Chief Compliance Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- X (a) Facing Page.
- X (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DV Financial Services, LLC
(a wholly owned subsidiary of Dudley Ventures, L.L.C.)

Statement of Financial Condition and Report of Independent Registered Public Accounting Firm

December 31, 2014

DV Financial Services, LLC
(a wholly owned subsidiary of Dudley Ventures, L.L.C.)

Index

	Page
Facing Page	
Report of Independent Registered Public Accounting Firm	2
Statement of Financial Condition	3
Notes to Statement of Financial Condition	4

COHNREZNICK
ACCOUNTING • TAX • ADVISORY

CohnReznick LLP
cohnreznick.com

Report of Independent Registered Public Accounting Firm

To the Managing Member
DV Financial Services, LLC
Phoenix, Arizona

We have audited the accompanying statement of financial condition of DV Financial Services, LLC (the "Company") as of December 31, 2014 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement. DV Financial Services, LLC's management is responsible for this financial statement. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of DV Financial Services, LLC as of December 31, 2014 in accordance with accounting principles generally accepted in the United States of America.

CohnReznick LLP

Bethesda, Maryland
February 25, 2015

DV Financial Services, LLC
(a wholly owned subsidiary of Dudley Ventures, L.L.C.)

Statement of Financial Condition
December 31, 2014

Assets

Cash	$	43,208
Prepaid and other expenses		6,969
Total Assets	$	50,177

Liabilities & Member's Equity

Liabilities		
Accounts payable	$	16,500
Total Liabilities		16,500
Member's Equity		
Capital contributions		156,603
Retained earnings		(122,926)
Total Member's Equity		33,677
Total Liabilities & Member's Equity	$	50,177

See Notes to Statement of Financial Condition

DV Financial Services, LLC
(a wholly owned subsidiary of Dudley Ventures, L.L.C.)

Notes to Statement of Financial Condition
December 31, 2014

Note 1 – Organization and Summary of Significant Accounting Policies

DV Financial Services, LLC (the "Company") was formed on December 20, 2012 under the laws of the State of Delaware. The Company was approved on March 18, 2014 as a registered broker-dealer with the Securities and Exchange Commission ("SEC") under SEC Rule 15(b)(11) and Financial Industry Regulatory Authority ("FINRA"). The Company is 100% owned by Dudley Ventures, L.L.C. ("Parent").

The Company operates pursuant to the (k)(2)(i) exemptive provision of the SEC Rule 15c3-3, pursuant to SEC Rule 17a(d)(3) and does not hold customer funds or securities. As a result, the Company is exempt from certain provisions and requirements of the SEC.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Accordingly, actual results could differ from those estimates.

Note 2 - Net Capital Requirements

The Company is a registered broker-dealer and, accordingly, is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1"), which requires the Company to maintain minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 for its first year of operation which ends on March 17, 2015, and 15 to 1 thereafter. As of December 31, 2014, the Company had net capital of $26,708 which exceeded required net capital of $5,000 by $21,708. The Company's ratio of aggregate indebtedness to net capital was 0.62 to 1 at December 31, 2014, which was less than the maximum ratio of 8 to 1 required during its first year after SEC and FINRA approval which ends on March 17, 2015.

Note 3 - Subsequent Events

Events that occur after the balance sheet date but before the financial statements were available to be issued must be evaluated for recognition or disclosure. The effects of subsequent events that provide evidence about conditions existing at the balance sheet date are recognized in the accompanying financial statements. Subsequent events which provide evidence about conditions that existed after the balance sheet date require disclosure in the accompanying notes. Management evaluated the activity of the Company through February 25, 2015 (the date the Statement of Financial Condition was available to be issued) and concluded that no subsequent events needed to be recognized or disclosed in the accompanying Statement of Financial Condition, other than a $20,000 capital contribution by the Parent to the Company on February 23, 2015.

COHN REZNICK

ACCOUNTING • TAX • ADVISORY

CohnReznick LLP

cohnreznick.com

SEC
Mail Processing
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FEB 27 2015

Washington DC
403

Report of Independent Registered Public Accounting Firm

To the Managing Member
DV Financial Services, LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report, in which (1) DV Financial Services, LLC (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3:(2)(i) (the "exemption provision") and (2) the Company stated that it met the identified exemption provision throughout the period June 1, 2014 through December 31, 2014 without exception. The Company's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

CohnReznick LLP

Bethesda, Maryland
February 25, 2015

SEC
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FEB 27 2015

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SEC
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DV Financial Services, LLC
Member FINRA, SIPC and the MSRB

Assertions Regarding Exemption Provisions

We, as members of management of DV Financial Services, LLC ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(i).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period of June 1, 2014 to December 31, 2014.

DV Financial Services, LLC

James D. Howard Jr.
Chief Executive Officer
Chief Compliance Officer

February 25, 2015
(Date)

22 East Jackson Street, Phoenix, Arizona 85004 | p. 602-759-5300